July 13, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Anne Nguyen Parker Assistant Director Office of Transportation and Leisure

Re:	Pyxis Tankers Inc. Application for Withdrawal of Registration Statement on Form F-1 Filed April 27, 2017 File No. 333-217498

Ladies and Gentlemen:

Pyxis Tankers Inc. (the “Company”) hereby respectfully requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form F-1, together with all exhibits and amendments thereto (File No. 333-217498), as initially filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2017 (the “Registration Statement”) be withdrawn effective immediately. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within 15 days of the date hereof that it will not be granted.

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with an offering of the subject securities at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. In addition, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Securities and Exchange Commission

Division of Corporation Finance

July 13, 2017

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.

Please provide a copy of the Order to the undersigned at K. Karamanli 59, Maroussi 15125, Greece or via email at hwilliams@pyxistankers.com, with a copy to the Company’s senior vice president and general counsel, Antonios Backos, Esq., at the same address or via email at abackos@pyxistankers.com.

Should you have any questions regarding this request for withdrawal, please contact Antonios Backos by telephone at +30-210-638-0180.

Very truly yours,

/s/ Henry Williams

Henry Williams

Chief Financial Officer

Pyxis Tankers Inc.